[PALADIN LETTERHEAD]

January 19, 2007

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Robert Telewicz

Senior Staff Accountant

Re:	Paladin Realty Income Properties, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 28, 2006
Form 10-Q for Fiscal Quarters Ended March 31, June 30, and
September 30, 2006
Filed May 10, August 14, and November 13, 2006
File No. 0-51860

Dear Mr. Telewicz:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated January 8, 2007, concerning the Annual Report on Form 10-K filed by Paladin Realty Income Properties, Inc. (the “Company”) for the fiscal year ended December 31, 2005 (the “Form 10-K”) and the Quarterly Reports on Form 10-Q for the Fiscal Quarters ended March 31, June 30 and September 30, 2006 (the “Form 10-Qs”). For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.

Form 10-K for fiscal year ended December 31, 2005

Item 6. Selected Financial Data, page 30

Comment 1: We have reviewed your response to prior comment 1 and do not understand how you arrived at the $0.42 dividends declared per common share that you plan to disclose in future filings. Please tell us how you calculated this amount.

Response 1: We have reviewed the amount disclosed in our comment letter dated December 22, 2006, which contained an error. The Company declared dividends of an amount equal to $0.0016438 per share per day for 29 days of December 2005. The amount that should have been provided as dividends declared in 2005 is $0.048 per common share. In future filings our disclosure will show actual dividends not annualized dividends, and the Company will revise the disclosure in our Form 10-K for the fiscal period ending December 31, 2006 to state that the dividends per common share for the fiscal period ended December 31, 2005 were $0.048.

Securities and Exchange Commission

January 19, 2007

Form 10-Q for the fiscal quarter ended June 30, 2006

Condensed Consolidated Balance Sheets, page 1

Comment 2: We have reviewed your response to prior comment 4. Please tell us what the restricted cash requirements under the mortgage loan relate to, and based on such nature, how you determined the appropriate classification of the changes in the balance within the statement of cash flows. Refer to paragraph 24 of SFAS 95.

Response 2: The mortgage loan and ancillary documents relating to the Company’s Champion Farms property requires the Company to establish two re serve accounts: (1) a reserve for taxes and insurance and (2) a replacement reserve. Restricted cash balances for the tax and insurance escrow were $135,750 and $127,374 for the quarterly periods ended June 30, 2006 and September 30, 2006, respectively.

A replacement reserve agreement entered into in connection with the mortgage loan relating to the Company’s Champion Farms property requires the Company to establish a reserve account and to fund it in an amount sufficient for funding replacements at the property throughout the loan term. Although the lender has currently suspended the requirement to fund the account, the Company continues to do so as the lender may reinstate the funding requirement in its discretion if it subsequently determines that conditions at the property warrant reinstating the reserve. The restricted cash balance for the replacement reserve as of September 30, 2006 was $22,000.

We have reviewed the reserves in light of SFAS 95, and as a result of that review, we have concluded that they are properly classified as an operating item. We will continue to monitor the nature of the replacements reserves to determine whether they are operating or investing activities.

In connection with its responses set forth herein, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 19, 2007

Please feel free to call John D. Wilson at King & Spalding LLP at (404) 572-3506 with any questions concerning our responses to the Staff’s comments.

Sincerely yours,

/s/ JOHN A. GERSON
John A. Gerson
Chief Executive Officer

cc: Amanda Jaffe, Staff Accountant